UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-42728

Masonglory Limited

Room 8, 25/F, CRE Centre

889 Cheung Sha Wan

Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

On July 24, 2025, Masonglory Limited (the “Company”) closed on the underwriter’s exercise of their over-allotment option (the “Over-allotment Option”) to purchase 225,000 ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), pursuant to the previously disclosed underwriting agreement, dated July 7, 2025 (the “Underwriting Agreement”) with D. Boral Capital LLC, as representative of the underwriters listed on Schedule 1 to the Underwriting Agreement, relating to initial public offering pursuant to the registration statement on Form F-1 (File No. 333-283046), as amended, of 1,500,000 Ordinary Shares.

Pursuant to the Over-Allotment Option, the underwriters purchased an additional 225,000 Ordinary Shares at the public offering price of $4.00 per share, resulting in additional gross proceeds of $900,000, before deducting underwriting discounts and other related expenses.

Following the full exercise of the Over-Allotment Option, the Company now has a total of 14,225,000 ordinary shares issued and outstanding.

On July 24, 2025, the Company released a press release announcing the closing of the exercise of the Over-Allotment Option, a copy which is attached hereto as Exhibit 99.1

Exhibit Index

Exhibit No.	Description
99.1	Press Release dated July 24, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Masonglory Limited

By:	/s/ Tse Shing Fung
Name:	Tse Shing Fung
Title:	Chairman of the Board and Director

Date: July 24, 2025

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